

January 24, 2014

Via E-mail
Mr. Neil Chandran
Chief Executive Officer
SunGame Corporation
3091 West Tompkins Avenue
Las Vegas, NV 89103

Re: SunGame Corporation
Item 4.01 Form 8-K
Filed January 17, 2014
File No. 001-36058

Dear Mr. Chandran:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed January 17, 2014

Item 4.01 Change in Registrant's Certifying Accountant

1.   Please amend to include all of the information required by Item 304 of Regulation S-K. State whether the former accountant resigned, declined to stand for re-election or was dismissed, and the date. The disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants.

2.   In addition, Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past *two* fiscal years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This

would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Please revise your disclosures to include such a statement.

3.   The disclosure should also state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

4.   Revise to provide the information required by Item 304(a)(1)(v) of Regulation S-K, regarding any reportable event (i.e. internal control weakness, etc.) that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of resignation, declination or dismissal.

5.   Include the required letter from your former accountant indicating whether or not they agree with your disclosures in the amended Form 8-K.

6.   Revise to clearly disclose the date your new accountant was engaged. Also disclose whether there were any consultations with your new accountant during the two most recent fiscal years and the subsequent interim period through the date prior to engagement as defined in Item 304(a)(2) of Regulation S-K.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3564 if you have questions


Sincerely,

/s/ Melissa Kindelan

Melissa Kindelan
Staff Accountant


cc: <u>Via Email</u>
       Marshal Shichtman, Esq.
       Marshal Shichtman & Associates, P.C.